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12013711

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
12 REGISTRATIONS BRANCH

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centerview Partners LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

31 West 52nd St., 22nd Floor
(No and Street)

New York (City) — **NY** (State) — **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne Vicari — **(212) 380-2650** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel & Starr, Certified Public Accountants, LLP
(Name – *if individual, state last, first, middle name*)

1475 Franklin Ave (Address) — **Garden City** (City) — **NY** (State) — **11530** (Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Jeanne Vicari, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Centerview Partners LLC, as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeanne Vicari
Vice President & Chief Operating Officer

Subscribed and sworn to before me
this 23rd day of February, 2012

Notary Public

STACIE KRUK
Notary Public, State Of New York
No.01KR6066087
Qualified In Queens County
Certificate Filed In New York County
Commission Expires 11/05/13

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) An Oath or Affirmation.
[x] (c) Statement of Financial Condition.
[x] (d) Statement of Income.
[x] (e) Statement of Changes in Members' Capital.
[x] (f) Statement of Cash Flows.
[ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (h) Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
[x] (i) Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[x] (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[x] (k) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (l) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent auditor's report on internal control.
[ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

Frankel & Starr
Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (212) 683-5100
Phone: (516) 874-8800
Fax: (212) 683-5121

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Members' of Centerview Partners LLC

We have audited the accompanying statement of financial condition of Centerview Partners LLC (the "Company") as of December 31, 2011 that you are filing to rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Centerview Partners LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Frankel & Starr Certified Public Accountants, LLP

Frankel & Starr, Certified Public Accountants, LLP
Garden City, New York
February 23, 2012

CENTERVIEW PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
(Dollars in 000's)

ASSETS

Cash and cash equivalents	$ 18,167
Property and equipment, net	207
Other assets	142
Total assets	$ 18,516

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable, accrued expenses and other liabilities	$ 44
Due to related party	753
Total liabilities	797
Members' capital	17,719
Total liabilities and members' capital	$ 18,516

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is majority owned by Centerview Partners Advisory Holdings LLC ("CPAH"), which is majority owned by Centerview Partners Holdings LLC (the "Parent" or "Member"), together with the Parent and its subsidiaries (the "Group"). The Group provides investment banking and strategic advisory services to a select client base. The Company has an arrangement to share certain revenues and expenses with the Group (See Note 4). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in the financial statements and accompanying notes. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable so that the financial statements are presented fairly. Actual results could differ from those estimates.

Property and Equipment

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and/or amortization. Depreciation of furniture and equipment is recorded on a straight-line basis over the assets' estimated useful lives of five years and three years, respectively. Amortization of leasehold improvements is recorded on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

NOTE 3 – CONCENTRATION OF RISK

Cash and cash equivalents

During the year ended December 31, 2011, the Company's deposits were held with high credit financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") which was unlimited for non-interest bearing checking accounts and up to $250,000 for interest bearing accounts. At December 31, 2011, the bank balances exceeded the insured FDIC limit by approximately $17,583,000.

NOTE 4 – DUE TO/FROM RELATED PARTY

The Company is party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Borrowings, which are net of advances, charges and allocations, are due on demand and incur interest each month on the average monthly balance at the applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due to related party.

The Company is party to an Expense Sharing Agreement with its Parent. Under the terms of this agreement, the Parent pays all rent and other charges related to the New York City premises, owns all fixed assets located in New York City and records all depreciation and amortization.

NOTE 5 – PROPERTY AND EQUIPMENT

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2011:

Leasehold improvements	$ 21,000
Furniture and equipment	457,000
	478,000
Less: Accumulated depreciation and amortization	(271,000)
Net book value	$ 207,000

NOTE 6 – INCOME TAXES

The Company analyzed its tax filing positions in all of the federal and state jurisdictions where it is required to file income tax returns. Based on this review, no reserves for uncertain income tax positions were required.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740 "*Income Taxes*". Under that guidance the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2011, the Company did not have uncertain tax positions with respect to income-based taxes that had a material impact on the Company's financial statements.

NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of approximately $17,370,000 which exceeded the requirement of $100,000 by $17,270,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was approximately 0.04:1.

NOTE 8 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. There were no material subsequent events that required recognition or additional disclosures in the financial statements.